UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00


07005724

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3424 Peachtree Raod NE, Suite 2100
(No. and Street)

Atlanta, Georgia 30326-1156
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Felts, 404-504-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hilegass & Ingwersen, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway, Suite 300, Atlanta, GA 30338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth L. Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Glenda D. Morris

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


GLENDA D. MORRIS
NOTARY
EXPIRES
GEORGIA
JUNE 15, 2007
PUBLIC
FULTON COUNTY

ONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

with
Independent Auditors' Report


GH&I

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

ONE SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2006



Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
One Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of One Securities Corporation (an S corporation) as of December 31, 2006, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Securities Corporation as of December 31, 2006, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2007
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

ONE SECURITIES CORPORATION

BALANCE SHEET

December 31, 2006

ASSETS

Current Assets		
Cash	$	542,207
Commissions receivable		278,113
Prepaid expenses		17,659
TOTAL ASSETS	$	837,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	298,381
Long-Term Liabilities		
Deferred rent (Note C)		12,760
TOTAL LIABILITIES		311,141
Commitments (Note C)		
Stockholders' Equity (Note D)		
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Paid-in capital		842,777
Accumulated deficit		(315,940)
TOTAL STOCKHOLDERS' EQUITY		526,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	837,979

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenue	
Commissions	$ 6,155,768
Administrative fees	30,744
TOTAL REVENUE	6,186,512
Commission Expense	
Commission expense to outside agents	481,231
Commission expense to employees	1,188,769
TOTAL COMMISSION EXPENSE	1,670,000
NET REVENUE	4,516,512
Operating Expenses (Note B)	
Personnel expense	1,058,341
Marketing and travel	77,913
Technology	23,900
Occupancy	230,522
General and administrative expenses	2,797,154
TOTAL OPERATING EXPENSES	4,187,830
NET INCOME	$ 328,682

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2005	$ 1	$ 842,777	$ (644,622)	$ 198,156
Net income	-	-	328,682	328,682
Balance at December 31, 2006	$ 1	$ 842,777	$ (315,940)	$ 526,838

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net income	$	328,682
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in:		
Commissions receivable		(163,250)
Prepaid expenses		(469)
Increase (decrease) in:		
Amounts due to affiliate		(142,738)
Accounts payable		284,803
Deferred rent		(5,280)
NET CASH PROVIDED BY OPERATING ACTIVITIES		301,748
INCREASE IN CASH		301,748
Cash at Beginning of Year		240,459
Cash at End of Year	$	542,207

See accompanying notes.

ONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: One Securities Corporation (the "Company" or "OSC") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations.

Cash Concentration: The Company occasionally maintains balances with the bank in excess of federally insured limits. Management believes that the risk of loss related to such deposits is minimal.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid in accordance with guidance provided in SEC Staff Accounting Bulletin (SAB) Topic 13. Management does not believe that a chargeback allowance is necessary based on the Company's history of contract cancellations and the nature of their business.

Income Taxes: The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Under those rules, the Company is not subject to federal and state corporate income taxes. A proportionate share of the Company's income or loss is reported on each stockholders' individual income tax return. Therefore, no income tax effects are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments: Financial instruments, principally receivables, accounts payable, and accrued expenses are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

NOTE B—RELATED PARTY TRANSACTIONS

Effective January 1, 2002, the Company has a consulting agreement with an affiliated company under which the affiliated company provides OSC marketing and general and administrative services and OSC pays a base amount of compensation to the affiliate of $202,500 per month. In

NOTE B—RELATED PARTY TRANSACTIONS — CONTINUED

addition, the agreement provides for OSC to pay additional compensation for expenses that may be reasonably incurred by the affiliate on behalf of OSC. This agreement was amended and restated effective June 14, 2006 to provide for specificity in regard to the additional reimbursable expenses noted above. Personnel, marketing, technology, insurance, additional occupancy and administrative expenses are among the expected reimbursable expenses incurred on behalf of OSC. The agreement includes a compensation cap that provides that the aggregate of the compensation expenses owed shall not exceed OSC's net revenue as defined as gross commissions less overrides, distributions and payment of commissions owed to OSC's registered representatives. The total amount paid under this agreement for the year ended December 31, 2006 was $4,166,583.

NOTE C—COMMITMENTS

Effective December 1, 1999 the Company entered an operating lease for office space through May 30, 2009. The lease allowed for deferral of rent payments until December 1, 2000 and for rent escalations above the base monthly rental based on increases in building operating costs beginning in 2001 as further described in the lease. Total future minimum lease payments are as follows:

Year ending December 31,		
2007	$	644,340
2008		644,340
2009		268,475

The lease payments are made by an affiliated company under an administrative agreement. The related expense is then allocated between several affiliated companies.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or $6^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule.

ONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE E—SALE OF BALSER COMPANIES

On December 20, 2006, a definitive agreement was reached for National Financial Partners Corporation ("NFP") to acquire One Securities Corporation and its affiliated companies, all of which do business as "Balser Companies." The agreement calls for NFP to pay a purchase price of approximately $52.8 million in a combination of cash and NFP stock to the shareholders of Balser Companies. The transaction closed on February 1, 2007.

SUPPLEMENTAL INFORMATION

ONE SECURITIES CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006

Computation of Net Capital		
Total stockholders' equity	$	526,838
Deduct nonallowable assets		
Prepaid expenses		(17,659)
Net capital	$	509,179
Computation of Aggregate Indebtedness		
Accounts payable	$	298,381
Deferred rent		12,760
Total aggregate indebtedness	$	311,141
Computation of Minimum Net Capital Requirement		
Net capital	$	509,179
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $311,141)		20,743
Net capital in excess of requirement	$	488,436
Percentage of aggregate indebtedness to net capital		61%

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2006 and the audited financial statements at December 31, 2006.

ONE SECURITIES CORPORATION

Schedule II

OTHER INFORMATION

December 31, 2006

The following statements and computations are not applicable at December 31, 2006, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.



Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
One Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of One Securities Corporation (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 23, 2007
Atlanta, Georgia

END